Exhibit 99.2

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 30 September 2003 that:

•	on 29 September 2003 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 23,759 Ordinary Shares at a price of £1.1675 per share; and

•	on 30 September 2003 the Trust purchased 3,561,756 Ordinary Shares at a price of £1.162366 per share.

Following the above transactions, 57,899,312 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.